Filed under Rule 433
File No. 333-183516

CUSIP: 86802WBB3	April 3, 2014
ISSUER FREE WRITING PROSPECTUS
(To Prospectus dated August 23, 2012 and Prospectus Supplement dated October 3, 2012)

SunTrust Banks, Inc.

$

Capped Floating Rate Notes Linked to 3 Month USD LIBOR due April 29, 2019

•	Term of approximately 5 years
•	Any payments on the notes are subject to the credit risk of SunTrust Banks, Inc.
•	Interest payments will be paid quarterly.
•	Interest payable on the notes resets quarterly and will be equal to 3 Month USD LIBOR plus a Spread of 0.70% p.a., subject to a 6.00% p.a. Maximum Interest Rate.

The Capped Floating Rate Notes Linked to 3 Month USD LIBOR due April 29, 2019 (the “notes” or, each a “note”) are senior, unsecured obligations of SunTrust Banks, Inc. (“SunTrust”). The notes are not deposit liabilities or other obligations of SunTrust Bank or any other bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and are subject to investment risks, including possible loss of the principal amount invested due to the credit risk of SunTrust Banks, Inc.

Key Dates

Trade Date:	On or about April 23, 2014
Pricing Date:	On or about April 23, 2014
Settlement Date:	April 29, 2014
Maturity Date:	April 29, 2019

For all interest periods, the interest rate that will apply during an interest period will be equal to 3 Month USD LIBOR on the reset date for such interest period plus a spread of 0.70%, subject to a maximum interest rate.

The notes will not be listed on any U.S. securities exchange or automated quotation system.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document. Any representation to the contrary is a criminal offense. We have appointed SunTrust Robinson Humphrey, Inc. (“STRH”), one of our affiliates, as the agent for the sale of the notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this free writing prospectus.

Investment in the notes involves certain risks. You should refer to the section entitled “Risk Factors” in this free writing prospectus and in the accompanying prospectus supplement.

	Original Offering Price(1)	Agent Discount(1)		Proceeds to SunTrust
Per Note	100.00%		0.55%		99.45%
Total		$		$

1 The Agent will receive varying commissions from the Issuer of up to $5.50 per $1,000 principal amount of the Notes and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other affiliated and unaffiliated dealers. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this free writing prospectus. In addition to the agent discount, the original offering price specified above includes structuring and development costs. The agent discount and structuring and development costs total approximately $            per $1,000 note. The price at which investors purchase the Notes also includes hedging costs and profits that SunTrust Banks, Inc. or its affiliates expect to incur or realize. These costs and profits, in addition to the commissions and structuring and development costs described above, will reduce the secondary market price, if any secondary market develops, for the Notes. In no event will the agent discount and structuring and development costs exceed $15.00 per $1,000 note. See “Plan of Distribution” and “Use of Proceeds and Hedging” in the accompanying prospectus supplement for further information.

April 3, 2014	SunTrust Robinson Humphrey

WHO ARE THE NOTES DESIGNED FOR?

The notes are designed for investors who seek quarterly interest payments based upon 3 Month USD LIBOR plus a spread of 0.70% per annum, subject to a maximum interest rate of 6.00% per annum.

If you hold your notes to the maturity date, you will receive the principal amount of your notes.

INVESTOR SUITABILITY

The notes may be suitable for you if:	The notes may not be suitable for you if:

•  You believe that 3 Month USD LIBOR will increase to a level during the term of the note that will provide a total return on the note that will be greater than that of conventional debt securities with comparable maturities issued by SunTrust Banks, Inc. or another issuer with a similar credit quality.

•  You believe that 3 Month USD LIBOR will not increase to a level that would provide a total return greater than that of conventional debt securities with comparable maturities issued by SunTrust Banks, Inc. or another issuer with a similar credit quality.

• You seek an investment that has floating rate payments.	• You prefer the certainty of investments with fixed coupons for the entire term of the investment.
• You understand that the interest rate on the notes will never be higher than the maximum interest rate regardless of how high 3 Month USD LIBOR rises.	• You are unwilling to accept that the interest rate on the notes will never be higher than the maximum interest rate regardless of how high 3 Month USD LIBOR rises.
• You do not seek an investment for which there is an active secondary market.	• You seek an investment for which there will be an active secondary market.
• You are willing and able to hold the notes to maturity.	• You are unable or unwilling to hold the notes to maturity.
• You are comfortable with the creditworthiness of SunTrust Banks, Inc., as issuer of the notes, and are willing and able to assume our credit risk.	• You are not willing or are unable to assume the credit risk associated with SunTrust Banks, Inc., as issuer of the notes.

The suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your financial, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review carefully “Risk Factors” in this free writing prospectus and the accompanying prospectus supplement for a description of certain risks related to an investment in the notes.

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TERMS OF THE NOTES

The notes will have the terms described in this free writing prospectus and the accompanying prospectus and prospectus supplement.

This free writing prospectus relates to an offering of capped floating rate notes linked to 3 Month USD LIBOR. The purchaser of a note will acquire a senior, unsecured debt security of SunTrust Banks, Inc. with quarterly interest payments at a rate equal to 3 Month USD LIBOR plus a spread of 0.70% p.a., subject to the Maximum Interest Rate, for the term of the notes. The following are key terms relating to the notes:

Issuer:	SunTrust Banks, Inc.

Principal Amount:	$1,000 per note

Issuer Ratings:

BBB/BBB+ (S&P/Fitch). An issuer debt rating reflects the creditworthiness of SunTrust Banks, Inc. and is not a recommendation to buy sell, or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency. We intend to have the notes independently rated by S&P and Fitch.

Term:	5 years

Trade Date:	On or about April 23, 2014

Pricing Date:	On or about April 23, 2014

Settlement Date:	April 29, 2014

Maturity Date:	April 29, 2019, or, if such day is not a Business Day, the next succeeding Business Day.

Payment at Maturity:	On the Maturity Date, for each note, we will pay you the outstanding principal amount of your note plus the final Interest Payment as described below.

Interest Payment:

The Interest Payment will be paid quarterly and will accrue at the Floating Interest Rate, as set forth below. The Interest Payment will equal the outstanding principal amount of your notes multiplied by the Floating Interest Rate and will be computed on the basis of a 360-day year of twelve 30-day months.

Floating Interest Rate:	For each Interest Period, the interest rate per annum will be equal to 3 Month USD LIBOR plus the Spread, subject to the Maximum Interest Rate.

3 Month USD LIBOR:

3 Month USD LIBOR means, with respect to each Interest Period during the Floating Interest Rate Period, the London Interbank Offered Rate for deposits in U.S. dollars for a period of three months, which appears on Reuters page “LIBOR01”, as of 11:00 a.m., London time on the day that is two London banking days preceding such Interest Period (the “Reset Date”). If such rate does not appear at the specified date and time, the rate for that Reset Date will be determined by the Calculation Agent in a commercially reasonable manner.

Spread:	0.70%

Maximum Interest Rate:	6.00% per annum.

Interest Payment Dates:

The Interest Payment will be paid quarterly, on the 29th of each January, April, July, and October, starting on July 29, 2014 (each, an “Interest Payment Date”). If any Interest Payment Date is not a business day (as defined in the accompanying prospectus supplement), the Interest Payment will be made on the next business day, but interest on that payment will not accrue during the period from and after the scheduled Interest Payment Date.

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Interest Periods:

The period beginning on the Settlement Date and ending on, but excluding, the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on, but excluding, the next succeeding Interest Payment Date.

Form of notes:	Book-Entry

CUSIP:	86802WBB3

Calculation Agent:	SunTrust Banks, Inc. or one of our affiliates.

Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.

Agent:	SunTrust Robinson Humphrey, Inc., our affiliate.

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ILLUSTRATIVE EXAMPLES

The following examples are provided for illustrative purposes in order to show hypothetical payments on a single Interest Payment Date. They do not purport to be representative of every possible scenario concerning increases or decreases in 3 Month USD LIBOR. We cannot predict 3 Month USD LIBOR on any Reset Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. The hypothetical 3 Month USD LIBOR rates used in the table and examples below are not actual 3 Month USD LIBOR rates. You should not take these examples as an indication or assurance of the expected increases or decreases in 3 Month USD LIBOR or your return on the notes. Your return on the notes may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by SunTrust. You should consider carefully whether the notes are suitable to your investment goals. The closing level for 3 Month USD-LIBOR on March 28, 2014 was 0.23335%. See “Information Relating to 3 Month USD LIBOR (“LIBOR”)” in this free writing prospectus. The historical levels of 3 Month USD-LIBOR should not be taken as an indication of future performance, and no assurance can be given as to the 3 Month USD-LIBOR closing level on any Reset Date.

The table below illustrates the interest payments on a $1,000 investment in the notes based on a hypothetical performance of 3 Month USD LIBOR and the Spread equal to 0.70%. The results in the examples are based solely on the assumptions outlined herein.

The numbers appearing in the table below and following examples have been rounded for ease of analysis.

Hypothetical 3-Month USD LIBOR	Spread	Maximum Interest Rate	Hypothetical Floating Interest Rate Per Annum	Hypothetical Interest Payment
8.30%	0.70%	6.00%	6.00%*	$15.00
6.30%	0.70%	6.00%	6.00%*	$15.00
4.30%	0.70%	6.00%	5.00%	$12.50
2.30%	0.70%	6.00%	3.00%	$7.50
1.30%	0.70%	6.00%	2.00%	$5.00
0.30%	0.70%	6.00%	1.00%	$2.50
0.00%	0.70%	6.00%	0.70%	$1.75

*  The Floating Interest Rate is subject to a Maximum Interest Rate of 6.00% (the sum of the Hypothetical 3-Month USD LIBOR + Spread is greater than the Maximum Interest Rate).

Example 1: On the Reset Date, 3 Month USD LIBOR is equal to 6.30%.

Since 3 Month USD LIBOR plus the Spread is 7.00%, the Interest Rate applicable for such Interest Payment is equal to 6.00% per annum because the rate is capped by the Maximum Interest Rate. Therefore, the hypothetical Interest Payment on the relevant Interest Payment Date would be $15.00 per $1,000 principal amount of notes calculated as follows:

Interest Payment = $1,000 x Interest Rate x 90/360

Interest Payment = $1,000 x 6.00% x 90/360

Interest Payment = $15.00

Example 2: On the Reset Date, 3 Month USD LIBOR is equal to 0.30%.

Since 3 Month USD LIBOR plus the Spread is 1.00%, the Interest Rate applicable for such Interest Payment is equal to 1.00% per annum. Therefore, the hypothetical Interest Payment on the relevant Interest Payment Date would be $2.50 per $1,000 principal amount of notes calculated as follows:

Interest Payment = $1,000 x Interest Rate x 90/360

Interest Payment = $1,000 x 1.00% x 90/360

Interest Payment = $2.50

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RISK FACTORS

We urge you to read the section entitled “Risk Factors” in the accompanying prospectus supplement. Investing in the notes involves significant risks not associated with conventional fixed-rate or floating-rate debt securities. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

Credit risk of SunTrust Banks, Inc.

The notes are senior, unsecured debt obligations of the issuer, SunTrust Banks, Inc., and are not, either directly or indirectly, an obligation of any third party. The notes are not deposits or other obligations of SunTrust Bank or any other bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Any payment to be made on the notes depends on the ability of SunTrust Banks, Inc. to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of SunTrust Banks, Inc. (including any downgrade in our credit rating) may affect the market value of the notes and, in the event that SunTrust Banks, Inc. defaults on its obligations, you may not receive the amounts owed to you under the terms of the notes.

The interest rate is uncertain.

You will receive an interest payment on the applicable interest payment date that accrues at a rate per annum equal to 3 Month USD LIBOR plus the Spread, subject to the Maximum Interest Rate. 3 Month USD LIBOR may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to such factors. The effect that any single factor may have on 3 Month USD LIBOR may be partially offset by other factors. We cannot predict the factors that may cause 3 Month USD LIBOR to increase or decrease. You will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. You should consider, among other things, the overall potential annual interest rate to maturity of the notes as compared to other investment alternatives.

The notes are not conventional fixed-rate securities and the interest rate is not fixed for any period and is variable.

The interest rate is not fixed for any period, but will vary depending on 3 Month USD LIBOR plus the Spread, which may be less than returns otherwise payable on debt securities issued at such time by us with similar maturities. We have no control over any fluctuations in 3 Month USD LIBOR.

The interest rate on each Interest Payment Date is limited by the Maximum Interest Rate.

The interest rate will be capped at the Maximum Interest Rate on a per annum basis. As a result, you will not participate in any rise of 3 Month USD LIBOR in excess of Maximum Interest Rate minus the Spread. Your interest rate will not be greater than the Maximum Interest Rate.

Certain built-in costs are likely to adversely affect the value of the notes prior to maturity.

While the payment at maturity is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission, the potential cost of SunTrust hedging its obligations under the notes and certain structuring and development costs. As a result, the price, if any, at which STRH will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

The notes will not be listed on any securities exchange or quotation system. The notes are intended to be held to maturity and secondary trading of the notes may not be available.

The notes will not be listed on any securities exchange or quotation system, and there may be little or no secondary market for the notes. The notes are intended to be held to maturity and are not intended to be short-term trading instruments. STRH may make a market in the notes, but is under no obligation to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily, and the price at which you will be able to sell your notes is likely to depend on the price, if any, that STRH is willing to pay for the notes. You may only be able to sell your notes at a dollar price less than the amount that you paid for your notes. If STRH does make a market in the notes, STRH may then cease acting as a market maker at any time and, if it does, it is likely that you will be unable to sell your notes.

Potential conflicts.

SunTrust and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and in connection with hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

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U.S. federal income tax treatment.

We intend to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes. For information regarding the U.S. federal income tax consequences of investing in a note, holders should refer to the section entitled “U.S. Federal Income Tax Summary” below.

Many economic and market factors will impact the value of the notes.

The value of the notes is subject to volatility due to a variety of factors, including but not limited to:

•	interest and yield rates in the market generally;
•	changes in, or perceptions, about the future 3 Month USD LIBOR;
•	general economic conditions;
•	policies of the Federal Reserve Board regarding interest rates;
•	supply and demand among banks in London for U.S. dollar-denominated deposits with approximately a three-month term;
•	sentiment regarding underlying strength in the U.S. and global economies;
•	expectations regarding the level of price inflation;
•	sentiment regarding credit quality in the U.S. and global credit markets;
•	central bank policy regarding interest rates;
•	inflation and expectations concerning inflation;
•	performance of capital markets;
•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect the 3 Month USD LIBOR;
•	the time to maturity of the notes;
•	a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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INFORMATION RELATING TO 3 MONTH USD LIBOR (“LIBOR”)

Historical Performance of 3 Month USD-LIBOR

The following graph sets forth the historical performance of 3 Month USD LIBOR for deposits in U.S. dollars based on the daily historical closing levels from March 1, 2004 through March 1, 2014. The closing level for 3 Month USD-LIBOR on March 28, 2014 was 0.23335. We obtained the historical closing levels below from Bloomberg Professional® service. We have undertaken no independent review as to the information obtained from Bloomberg Professional® service.

The historical levels of 3 Month USD-LIBOR should not be taken as an indication of future performance, and no assurance can be given as to the 3 Month USD-LIBOR closing level on any Reset Date.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed SunTrust Robinson Humphrey, Inc. (“STRH”), an affiliate of SunTrust, as the agent for the sale of the notes. STRH will purchase the notes from SunTrust for distribution to selected registered broker-dealers or will offer the notes directly to investors. STRH proposes to offer the notes at the offering price set forth on the cover page of this free writing prospectus and will receive underwriting discounts and commissions of up to 0.55%, or $5.50, per $1,000 principal amount of notes. STRH may allow, and these selected dealers may re-allow, up to the full amount of the selling concession per $1,000 principal amount of notes on sales of such notes by other brokers or dealers and may pay referral fees to other broker-dealers of up to 0.55%, or $5.50, per $1,000 principal amount of notes.

In accordance with Rule 5121 of the Financial Industry Regulatory Authority (FINRA), STRH may not make sales in this offering to any discretionary account without the prior written approval of the customer.

It is expected that delivery of the notes will be made against payment therefor on or about the date specified on the cover page of this free writing prospectus, which is the fourth business day following the date hereof. Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to the third business day before delivery will be required, by virtue of the fact that the notes initially will settle on the fourth business day following the day of pricing (“T+4”), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

U.S. FEDERAL INCOME TAX SUMMARY

This discussion supplements, and should be read in conjunction with, the section entitled “United States Federal Taxation” in the accompanying prospectus supplement. We intend to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes, and the remainder of this discussion assumes such treatment. Under the rules governing variable rate debt instruments, interest on the notes will be taxable to a U.S. Holder (as defined in the prospectus supplement) as ordinary income at the time it accrues or is received in accordance with the holder’s method of accounting for U.S. federal income tax purposes.

For additional information regarding the U.S. federal income tax consequences of investing in notes, U.S. Holders should refer to the discussion under “United States Federal Taxation – Tax Consequences to U.S. Holders” in the prospectus supplement, including the sections entitled “– Sale, Exchange or Redemption of the Notes” and “– Additional Tax on Certain Investment Income,” as well as the discussion under “United States Federal Taxation – Backup Withholding and Information Reporting.”

Non-U.S. Holders (as defined in the prospectus supplement) generally will not be subject to U.S. federal income or withholding tax with respect to interest paid and amounts received on the sale, exchange or retirement of the notes, provided certain

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certification and other requirements are met. For additional information, Non-U.S. Holders should refer to “United States Federal Taxation – Tax Consequences to Non-U.S. Holders,” and “– Backup Withholding and Information Reporting” in the prospectus supplement.

Under applicable IRS guidance, the withholding and reporting requirements under Sections 1471 through 1474 of the Internal Revenue Code (generally referred to as “FATCA”), discussed in the accompanying prospectus supplement under “United States Federal Taxation – FATCA Legislation,” will not apply to the notes unless they are “significantly modified” after June 30, 2014. If the notes are significantly modified after that date, withholding under FATCA may apply to certain payments of interest on the notes made after the date of the modification, and payments of gross proceeds from a sale or other disposition of the notes after December 31, 2016, to a “foreign financial institution” or “non-financial foreign entity.”

GENERAL

This free writing prospectus relates to one security offering linked to the Reference Asset identified on the cover page. The purchaser of a security will acquire a senior, unsecured debt security of SunTrust Banks, Inc. linked to a single Reference Asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of the notes relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the notes.

You should read this document together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth in the section entitled “Risk Factors” in this free writing prospectus and the accompanying prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to the “Issuer”, “SunTrust”, “we”, “us” and “our” are to SunTrust Banks, Inc.

SunTrust has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the US Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement, in that registration statement and other documents SunTrust has filed with the SEC for more complete information about SunTrust and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, SunTrust, the agent or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-877-863-9465.

Our Central Index Key, or CIK, on the SEC web site is 0000750556.

You may also obtain these documents on the SEC web site at www.sec.gov as follows:

•	Prospectus Supplement dated October 3, 2012 at:

http://www.sec.gov/Archives/edgar/data/750556/000119312512414001/d418315d424b2.htm

•	Prospectus dated August 23, 2012 at:

http://www.sec.gov/Archives/edgar/data/750556/000119312512366773/d400520ds3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying STRH. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.

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Free Writing Prospectus

Investor Suitability	FWP-2
Terms of the Notes	FWP-3
Illustrative Examples	FWP-5
Risk Factors	FWP-6
Information Relating to 3 Month USD LIBOR (“LIBOR”)	FWP-8
Supplemental Plan of Distribution (Conflicts of Interest)	FWP-8
U.S. Federal Income Tax Summary	FWP-8
General	FWP-9

Series A Medium Term Notes Prospectus Supplement
About this Prospectus Supplement	S-1
Risk Factors	S-2
Description of Notes	S-10
The Depositary	S-28
Notes Offered on a Global Basis	S-30
Sponsors or Issuers and Reference Asset	S-34
Use of Proceeds and Hedging	S-34
United States Federal Taxation	S-36
ERISA Considerations	S-46
Plan of Distribution	S-48
Legal Matters	S-50

Prospectus
About this Prospectus	1
Where You Can Find More Information	1
Use of Proceeds	2
Validity of Securities	2
Experts	3

You should only rely on the information contained in this free writing prospectus, the prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus and the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the prospectus supplement and prospectus are not an offer to sell these notes, and these documents are not soliciting an offer to buy these notes, in any jurisdiction where the offer or sale is not permitted.

SunTrust Banks, Inc.

$                 Capped Floating Rate Notes Linked to

3 Month USD LIBOR due April 29, 2019

April 3, 2014

FREE WRITING PROSPECTUS

© 2014 SunTrust Banks, Inc. SunTrust is a federally registered service mark of SunTrust Banks, Inc.